SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 1)


                                 NewGen Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 651360 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gerard S. DiFiore, Esq.
                                 Reed Smith LLP
                                 599 Lexington Avenue
                                 New York, New York 10022
                                 Telephone: (212) 549-0396
                                 Fax (212) 521-5450
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 December 11, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

CUSIP Number:     651360 10 9
                  -----------

      1)    Name of  Reporting  Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Name:  Noel M. Corcoran
            I.R.S. Identification No.:  N/A


      2)    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)         |_|
                 ---------------------------------------------------------------
            (b)         |X|
                 ---------------------------------------------------------------

      3)    SEC Use Only


      4)    Source of Funds (See Instructions): PF


      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A


      6)    Citizenship or Place of Organization: Ireland

Number of                  7)       Sole Voting Power          4,777,714  (1)
Shares Bene-               8)       Shared Voting Power        13,558,058  (2)
ficially Owned             9)       Sole Dispositive Power     4,777,714  (1)
by Each Reporting          10)      Shared Dispositive Power   13,558,058  (2)
Person with


      11)   Aggregate  Amount  Beneficially  Owned  by  each  Reporting  Person:
            18,335,772 (1) (2)


      12)   Check if the Aggregate  Amount in Row (11) Excludes  Certain  Shares
            N/A


      13)   Percent of Class Represented by Amount in Row (11): 26.8% (3)

      14)   Type of Reporting Person (See Instructions): IN

Footnotes:

(1) This number consists of: (i) 1,000,000 shares of the Issuer's common stock, $0.001 par value per share ("Common Stock") issuable upon the exercise of options held by the reporting person, which were issued by the Issuer to the reporting person on October 10, 2006 and are exercisable through October 5, 2016 at a price of $1.00 per share and (ii) 3,777,714 shares of Common Stock issuable upon the conversion of a 10% convertible promissory note, dated December 20, 2006, in a principal amount of $2,644,400, issued by the Issuer to the reporting person (the "New Convertible Promissory Note"), assuming, for purposes hereof, conversion of the total principal amount of the New Convertible Promissory Note (but no interest accruing thereunder) on the date hereof at a conversion price of $0.70 per share. The New Convertible Promissory Note is convertible at a conversion price equal to the greater of (a) 80% of the average three (3) day trading price of the Common Stock (on the OTC-BB or other exchange on which the Common Stock is then trading) during the three trading days immediately prior to the date of exercise of the conversion and (b) $0.23. As of the date hereof, application of the conversion price formula yields an approximate conversion price of $0.70 per share. To the extent that interest accruing under the New Convertible Promissory Note would also be converted by the reporting person into shares of Common Stock as of the date hereof, a greater number of shares would be issuable upon conversion. If the trading price of the Common Stock rises or falls after the date hereof, a lesser number or greater number of shares of Common Stock, respectively, would be issuable upon the conversion of the New Convertible Promissory Note. The maximum number of shares of Common Stock issuable upon conversion of the New Convertible Promissory Note (assuming conversion at the minimum conversion price of $0.23 per share) is 11,497,391 (excluding shares issuable with respect to the conversion of interest thereunder).

(2) All such 13,558,058 shares of Common Stock are held by Donmay, an Irish unlimited company ("Donmay") in which Noel M. Corcoran holds a 15% equity interest and for which he serves as one of the two directors (the other director of Donmay is Mr. Corcoran's spouse, Carmel Gallagher, who also holds a 15% equity interest). The remaining 70% of the equity interests of Donmay are held equally (14% each) by the five children of Mr. Corcoran and Ms. Gallagher, Michael Corcoran, Elizabeth Corcoran, Christopher Corcoran, Miriam Corcoran and John Corcoran.

(3) This percentage was calculated based on a total of 63,716,858 outstanding shares of the Issuer's Common Stock, which constitutes the sum of (A) the following numbers of shares that have been reported to be outstanding as of the date hereof: (i) 41,887,981 shares shown to be outstanding in the Issuer's Quarterly Report on Form 10-QSB, filed on December 8, 2006; (ii) an additional 13,558,058 shares of the Issuer's Common Stock issued to the reporting person upon his conversion of a convertible promissory note that had been issued by the Issuer to the reporting person, as reported in the Current Report on Form 8-K filed by the Issuer on December 22, 2006; and (iii) an additional 4,646,257 shares of the Issuer's Common Stock issued to Indexia Holdings Limited ("Indexia") upon conversion of a convertible promissory note that had been issued by the Issuer to Indexia, as reported in the Current Report on Form 8-K filed by the Issuer on December 22, 2006, and (B) an additional 3,624,562 shares of the Issuer's Common Stock, in the aggregate, which the reporting person is aware to be outstanding based on information obtained from the Issuer.

CUSIP Number:     651360 10 9
                  -----------

      1)    Name of  Reporting  Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Name:  Carmel Gallagher
            I.R.S. Identification No.:  N/A

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)         |_|
                 ---------------------------------------------------------------
            (b)         |X|
                 ---------------------------------------------------------------

      3)    SEC Use Only


      4)    Source of Funds (See Instructions): AF


      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A


      6)    Citizenship or Place of Organization: Ireland


Number of                  7)       Sole Voting Power             0
Shares Bene-               8)       Shared Voting Power           13,558,058 (1)
ficially Owned             9)       Sole Dispositive Power        0
by Each Reporting          10)      Shared Dispositive Power      13,558,058 (1)
Person with


      11)   Aggregate  Amount  Beneficially  Owned  by  each  Reporting  Person:
            13,558,058 (1)


      12)   Check if the Aggregate  Amount in Row (11) Excludes  Certain  Shares
            N/A


      13)   Percent of Class Represented by Amount in Row (11): 21.3% (2)


      14)   Type of Reporting Person (See Instructions): IN

Footnotes:
(1) All such 13,558,058 shares of the Issuer's Common Stock are held by Donmay, an Irish unlimited company in which Carmel Gallagher holds a 15% equity interest and for which she serves as one of the two directors (the other director of Donmay is Ms. Gallagher's spouse, Noel M. Corcoran, who also holds a 15% equity interest). The remaining 70% of the equity interests of Donmay are held equally (14% each) by the five children of Mr. Corcoran and Ms. Gallagher, Michael Corcoran, Elizabeth Corcoran, Christopher Corcoran, Miriam Corcoran and John Corcoran.

(2) This percentage was calculated based on a total of 63,716,858 outstanding shares of the Issuer's Common Stock, which constitutes the sum of (A) the following numbers of shares that have been reported to be outstanding as of the date hereof: (i) 41,887,981 shares shown to be outstanding in the Issuer's Quarterly Report on Form 10-QSB, filed on December 8, 2006; (ii) an additional 13,558,058 shares of the Issuer's Common Stock issued to the reporting person upon his conversion of a convertible promissory note that had been issued by the Issuer to the reporting person, as reported in the Current Report on Form 8-K filed by the Issuer on December 22, 2006; and (iii) an additional 4,646,257 shares of the Issuer's Common Stock issued to Indexia Holdings Limited ("Indexia") upon conversion of a convertible promissory note that had been issued by the Issuer to Indexia, as reported in the Current Report on Form 8-K filed by the Issuer on December 22, 2006, and (B) an additional 3,624,562 shares of the Issuer's Common Stock, in the aggregate, which the reporting person is aware to be outstanding based on information obtained from the Issuer.

CUSIP Number:     651360 10 9
                  -----------

      1)    Name of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Name:  Donmay
            I.R.S. Identification No.:  N/A

      2)    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)         |_|
                 ---------------------------------------------------------------
            (b)         |X|
                 ---------------------------------------------------------------

      3)    SEC Use Only


      4)    Source of Funds (See Instructions): AF


      5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) N/A


      6)    Citizenship or Place of Organization: Ireland

Number of                  7)       Sole Voting Power           13,558,058 (1)
Shares Bene-               8)       Shared Voting Power         0
ficially Owned             9)       Sole Dispositive Power      13,558,058 (1)
by Each Reporting          10)      Shared Dispositive Power    0
Person with


      11)   Aggregate  Amount  Beneficially  Owned  by  each  Reporting  Person:
            13,558,058 (1)


      12)   Check if the Aggregate  Amount in Row (11) Excludes  Certain  Shares
            N/A


      13)   Percent of Class Represented by Amount in Row (11): 21.3% (2)


      14)   Type of Reporting Person (See Instructions): CO

Footnotes:
(1) The reporting person is an Irish unlimited company in which each of Noel M. Corcoran and Carmel Gallagher holds a 15% equity interest and for which they serve as the sole two directors. The remaining 70% of the equity interests of the reporting person are held equally (14% each) by the five children of Mr. Corcoran and Ms. Gallagher, Michael Corcoran, Elizabeth Corcoran, Christopher Corcoran, Miriam Corcoran and John Corcoran.

(2) This percentage was calculated based on a total of 63,716,858 outstanding shares of the Issuer's Common Stock, which constitutes the sum of (A) the following numbers of shares that have been reported to be outstanding as of the date hereof: (i) 41,887,981 shares shown to be outstanding in the Issuer's Quarterly Report on Form 10-QSB, filed on December 8, 2006; (ii) an additional 13,558,058 shares of the Issuer's Common Stock issued to the reporting person upon his conversion of a convertible promissory note that had been issued by the Issuer to the reporting person, as reported in the Current Report on Form 8-K filed by the Issuer on December 22, 2006; and (iii) an additional 4,646,257 shares of the Issuer's Common Stock issued to Indexia Holdings Limited ("Indexia") upon conversion of a convertible promissory note that had been issued by the Issuer to Indexia, as reported in the Current Report on Form 8-K filed by the Issuer on December 22, 2006, and (B) an additional 3,624,562 shares of the Issuer's Common Stock, in the aggregate, which the reporting person is aware to be outstanding based on information obtained from the Issuer.

Item 1.           Security and Issuer

      This Amendment No. 1 ("Amendment No. 1") to the Statement of Beneficial Ownership filed by Noel M. Corcoran on February 1, 2007 (the "Original Statement"), relates to the common stock, par value $0.001 per share ("Common Stock") of NewGen Technologies, Inc., a Nevada corporation (the "Issuer") whose principal executive offices are located at 6000 Fairview Rd., 12th Floor, Charlotte, NC 28210.

      This Amendment No. 1 is being filed by Noel M. Corcoran ("Corcoran"), Carmel Gallagher ("Gallagher") and Donmay, an Irish unlimited company ("Donmay"). Corcoran and Gallagher each hold 15% of the outstanding equity interests of, and serve as the directors of, Donmay. (Collectively, Corcoran, Gallagher and Donmay shall be referred to herein as the "Reporting Parties" and each a "Reporting Party".)

      This Amendment No. 1 is being filed for the sole purposes of (i) adding Gallagher and Donmay as Reporting Parties to whom beneficial ownership of certain of the shares of the Issuer's Common Stock reported in the Original Statement is attributed, (ii) restating the number of shares issuable upon conversion of the New Convertible Promissory Note (as defined below) and (iii) re-stating the percentage of the Issuer's Common Stock beneficially owned by Corcoran, as reflected in row 13 of his Cover Page hereof and Item 5(a) hereof, from the corresponding percentage reflected in the Original Statement.

      The Reporting Parties have not engaged in any transactions in the Issuer's securities since the filing of the Original Statement. However, because some of the shares of the Issuer's Common Stock beneficially owned by Corcoran are actually held by Donmay, and are subject to Gallagher's voting power and investment power as a director and equity holder of Donmay, both Donmay and Gallagher have been added as Reporting Parties in this Amendment No. 1.

      In addition, because the trading price of the Issuer's Common Stock has risen significantly since the filing of the Original Statement, the number of shares issuable upon conversion of the New Convertible Promissory Note (as defined below) by Corcoran has fallen significantly. Consequently, the number of shares beneficially owned by Corcoran (and the percentage of the Issuer's Common Stock constituted by such number of shares) has been reduced accordingly as set forth in this Amendment

      Furthermore, there have been issuances of the Issuer's Common Stock that have come to the attention of the Reporting Parties that have further reduced Corcoran's percentage beneficial ownership from what was reported in the Original Statement (such issuances occurred prior to the filing of the Original Statement, but were inadvertently not factored into the calculation of Corcoran's percentage beneficial ownership for purposes thereof).

      As to the transactions being reported herein, the Reporting Parties hereby restate the disclosure contained in Item 1 of the Original Statement, as follows:

      (i) On December 11, 2006, the Issuer amended the terms of a certain term loan financing in a principal amount of $3,006,230 that it had previously received from Corcoran in order to allow for the conversion of amounts outstanding thereunder into shares of Common Stock pursuant to the terms of an amended and restated 10% convertible promissory note (the "Original Convertible Promissory Note"); (ii) on December 12, 2006, Corcoran exercised the conversion feature under the Original Convertible Note for the conversion of the full $3,118,353 of principal and interest outstanding thereunder into 13,558,058 shares of Common Stock, which were issued to Donmay; and (iii) on December 20, 2006, the Issuer issued to Corcoran a new 10% convertible promissory note (the "New Convertible Promissory Note") (a copy of which is filed as an exhibit to this Amendment No. 1) in a principal amount of $2,644,400, which may be converted into 3,777,714 shares of Common Stock, assuming, for purposes hereof, conversion of the total principal amount of the New Convertible Promissory Note (but no interest accruing thereunder) as of the date hereof at a conversion price of $0.70 per share. The New Convertible Promissory Note is convertible at a conversion price equal to the greater of (a) 80% of the average three (3) day trading price of the Common Stock (on the OTC-BB or other exchange on which the Common Stock is then trading) during the three trading days immediately prior to the date of exercise of the conversion and (b) $0.23. As of the date hereof, application of the conversion price formula yields an approximate conversion price of $0.70 per share. To the extent that interest accruing under the New Convertible Promissory Note would also be converted by Corcoran into shares of Common Stock as of the date hereof, a greater number of shares would be issuable upon conversion. If the trading price of the Common Stock rises or falls after the date hereof, a lesser number or greater number of shares of Common Stock, respectively, would be issuable upon the conversion of the New Convertible Promissory Note. The maximum number of shares of Common Stock issuable upon conversion of the New Convertible Promissory Note (assuming conversion at the minimum conversion price of $0.23 per share), is 11,497,391 (excluding shares issuable with respect to the conversion of interest thereunder).

Item 2.     Identity and Background

      (a)   Names:                         Noel M. Corcoran, Carmel Gallagher
                                           and Donmay

      (b)   Business Address:                     6000 Fairview Rd., 12th Floor
            (with respect to Corcoran)            Charlotte, NC 28210

            (with respect to each of Gallagher    Emsworth, Kinsealy, Dublin 17,
            and Donmay)                           Ireland


      (c)   Occupation: Noel M. Corcoran:  Chairman of the Board of
                                           Directors of the Issuer
                                           Carmel Gallagher: Lecturer
                                           Donmay: N/A

      (d)   Conviction:                    No

      (e)   Civil Proceedings:             No

      (f)   Citizenship:                   Ireland (as to each of Corcoran,
                                           Gallagher and Donmay)

Item 3.     Source and Amount of Funds or Other Consideration

      Corcoran converted an aggregate amount of $3,118,353 of principal and interest that was outstanding under term loans extended by him personally to the Issuer, as was evidenced by the Original Convertible Promissory Note, in order to acquire 13,558,058 shares of Common Stock, which were issued to Donmay as per the instructions of Corcoran. Donmay is now indebted to Corcoran for the equivalent amount loaned to the Issuer ($3,118,353) as a result of such issuance to Donmay. Corcoran may convert an additional principal amount of $2,644,400 of term loans that have been extended by him personally to the Issuer (and/or interest accruing thereunder), as are evidenced by the New Convertible Promissory Note, into an additional 3,777,714 shares of Common Stock (subject to the assumptions described in Item 1 above as to conversion price and amounts to be converted under the New Convertible Promissory Note). Corcoran did not pay any cash consideration in exchange for the grant by the Issuer to him of the options to purchase 1,000,000 shares of Common Stock that are currently held by him.

Item 4.     Purpose of Transaction

      The Reporting Parties hereby restate the disclosure contained in Item 4 of the Original Statement as follows:

      Corcoran serves as Chairman of the Board of Directors of the Issuer and has served as such since prior to the consummation of the transactions described herein, and each of Corcoran, Gallagher and Donmay has acquired the shares of Common Stock being reported herein (and, upon conversion of the New Convertible Promissory Note and/or exercise of the options held by Corcoran, Corcoran may acquire additional shares of Common Stock) for investment purposes only and not with an intention of acquiring or disposing of additional securities of the Issuer or effecting any of the material or extraordinary transactions or changes involving the Issuer that are described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. In addition, the Reporting Parties have not acquired the shares reported herein with a view to their resale or in connection with any distribution thereof, and the Reporting Parties do not have a present intention of selling, granting any participation in, or otherwise distributing, the acquired shares.

Item 5.     Interest in Securities of the Issuer


(a) Aggregate Number and Percentage (%): Please see the description contained in rows 7-11 of the respective Cover Page for each Reporting Party which is hereby incorporated by reference.

(b) Power to Vote or Dispose of Shares: Please see the description contained in rows 7-11 of the respective Cover Page for each Reporting Party which is hereby incorporated by reference.

(c) Transactions within Prior 60 Days: No transactions have been effected between the Issuer and the Reporting Parties during the past sixty days beyond those described in Items 1 and 3. The information contained in Items 1 and 3 is hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable.


Item 6.     Contracts,   Arrangements,   Understandings  or  Relationships  with
            Respect to Securities of the Issuer.

      The Reporting Parties hereby restate the disclosure contained in Item 6 of the Original Statement as follows:

      As alluded to in Item 1 above, Corcoran is currently party to a term loan financing with the Issuer, pursuant to which the Issuer borrowed $2,644,400 of principal amount from Corcoran on December 20, 2006, which shall mature on June 20, 2007 (the "Maturity Date") and accrue interest at 10% per annum, payable, at the Issuer's option, either on a monthly basis or on the Maturity Date. This new term loan is evidenced by the New Convertible Promissory Note issued by the Issuer to Corcoran. Amounts outstanding under the New Convertible Promissory Note shall be convertible into Common Stock at a conversion price equal to the greater of (a) 80% of the average three (3) day trading price of the Common Stock (on the OTC-BB or other exchange on which the Common Stock is then trading) during the three trading days immediately prior to the date of exercise of the conversion and (b) $0.23.

      Except as set forth herein, the Reporting Parties have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

Item 7.     Material to be filed as Exhibits

Number      Description

99.1 10% Convertible Unsecured Promissory Note, dated December 20, 2006, in a principal amount of $2,644,400, issued by NewGen Technologies, Inc. to Noel M. Corcoran

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D/A on behalf of Noel M. Corcoran, Carmel Gallagher and Donmay, respectively, the Reporting Parties, is true, complete and correct.


Dated: February 15, 2007               By: /s/ Noel M.Corcoran
                                           ---------------------------------
                                           Noel M. Corcoran, Individually


Dated:  February 15, 2007              By: /s/ Carmel Gallagher
                                           ---------------------------------
                                             Carmel Gallagher, Individually


Dated:  February 15, 2007              DONMAY


                                       By:  /s/ Noel M. Corcoran
                                           ---------------------------------
                                             Noel M. Corcoran, Director